

CID-B-06-021

May 12, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549



JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Operating Results for the Year and the 4th Quarter Ended March 31, 2006 (dated May 12, 2006)
- Presentation Material of the Operating Results for the Year Ended March 31, 2006 (dated May 12, 2006)
- JSAT Announces Personnel Appointments (dated May 12, 2006)
- JSAT Announces Cancellation of Issuance of Stock Acquisition Rights as Stock Options (dated May 12, 2006)
- JSAT Announces Amount of Stock Option Compensation to Directors and Other Details (dated May 12, 2006)
- Delegation of Authority to the Board of Directors to Set Terms for the Issuance of Stock Acquisition Rights as Stock Options (Issuance of Stock Acquisition Rights (Stock Options) under especially favorable Terms Pursuant to Articles 236, 238, and 239 of the Japanese Corporate Law) (dated May 12, 2006)

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2006
WASH, D.C.
192
SECTION

May 12, 2006
JSAT Corporation

Operating Results for the Year and the 4th Quarter Ended March 31, 2006

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the year and the fourth quarter ended March 31, 2006. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).

1. Financial Highlights under Japanese GAAP (unaudited)
2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)
4. Outlook for the Year Ending March 31, 2007, under Japanese GAAP (unaudited)
5. Financial Highlights under US GAAP (unaudited)
6. Summary of Consolidated Financial Statements under US GAAP (unaudited)
7. Outlook for the Year Ending March 31, 2007, under US GAAP (unaudited)

1. Financial Highlights under Japanese GAAP (unaudited)

JSAT Group's financial highlights for the year ended March 31, 2006, are as follows (Figures are rounded down to hundred thousand yen except for share and per share amounts.):

	For the year ended or as of March 31,			
	2006 (Results)	2005 (Results)	Change	2007 (Outlook)
	¥ Million	¥ Million	%	¥ Million
Revenues	43,952	44,388	99.0%	37,400
Operating income	2,636	8,063	32.7%	9,000
Ordinary profit	2,309	7,512	30.7%	8,100
Net income	(7,928)	4,077	-	4,700
Total assets	169,733	159,903	106.1%	
Shareholders' equity	82,888	92,317	89.8%	
Net operating cash flow	22,310	23,298	95.8%	17,000
EBITDA	19,219	24,974	77.0%	19,000
EBITDA margin	43.7%	56.3%	-12.6 point	
Earning per share (EPS)	(¥22,320.52)	¥11,223.68	-	¥13,243.45
Dividend per share	¥6,000	¥6,000	-	
Weighted average number of shares outstanding	355,204	358,842	98.9%	

Three months ended	Mar. 31, 2006	Mar. 31, 2005	Change	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005
	¥ Million	¥ Million	%	¥ Million	¥ Million	¥ Million
Revenues	11,416	11,829	96.5%	10,538	10,918	11,078
Operating income	1,573	1,868	84.2%	1,156	(2,576)	2,482
Ordinary profit	1,757	1,585	110.9%	1,382	(3,214)	2,384
Net Income	369	907	40.7%	855	(10,410)	1,257
Total assets	169,733	159,903	106.1%	168,384	151,778	158,298
Shareholders' equity	82,888	92,317	89.8%	82,981	82,660	92,419
Operating cash flows	4,199	3,265	128.6%	5,054	4,272	8,784
EBITDA	4,469	5,945	75.2%	6,203	1,727	6,819
EBITDA margin	39.2%	50.3%	-11.1point	58.9%	15.8%	61.5%
Net income per share	¥1,040.89	¥2,276.29	45.7%	¥2,411.62	(¥29,355.13)	¥3,530.04
Weighted average number of shares outstanding	354,892	375,998	94.4%	354,893	354,893	356,144

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. The amount of year-end dividend for the year ended March 31, 2006, is subject to the approval at the 22nd Ordinary General Meeting of Shareholders scheduled to be held in late June 2006.

2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of March 31, 2006	As of March 31, 2005
Assets		
Current assets	28,127	20,552
Fixed assets	141,605	138,912
Deferred assets	-	439
Total assets	169,733	159,903
Liabilities and shareholders' equity		
Current liabilities	41,590	22,717
Long-term liabilities	45,069	44,695
Minority interests	184	172
Common stock	53,769	53,769
Additional paid-in capital	21,260	31,188
Retained earnings	6,816	16,928
Unrealized gains on securities	1,558	857
Foreign currency translation adjustment	(124)	(499)
Treasury stock	(391)	(9,927)
Total shareholders' equity	82,888	92,317
Total	169,733	159,903

(2) Summary of Statements of Income

(¥ Million)

For the year ended	March 31, 2006	March 31, 2005	Change (%)
Revenues	43,952	44,388	99.0%
Operating expenses	41,315	36,325	113.7%
Operating income	2,636	8,063	32.7%
Other income (expenses)	(327)	(550)	59.5%
Ordinary profit	2,309	7,512	30.7%
Extraordinary income (expenses)	(15,695)	(110)	14,268.2%
Income before income taxes and minority interests	(13,386)	7,402	-
Income taxes	(5,475)	3,287	-
Minority interests	16	37	43.2%
Net income	(7,928)	4,077	-

(¥ Million)

Three months ended	Mar. 31, 2006	Mar. 31, 2005	Change (%)	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005
Revenues	11,416	11,829	96.5%	10,538	10,918	11,078
Operating expenses	9,843	9,960	98.8%	9,381	13,494	8,596
Operating income	1,573	1,868	84.2%	1,156	(2,576)	2,482
Other income (expenses)	184	(282)	-	225	(638)	(98)
Ordinary profit	1,757	1,585	110.9%	1,382	(3,214)	2,384
Extraordinary income (expenses)	(1,591)	(118)	1,348.3%	20,902	(14,125)	-
Income before income taxes and minority interests	166	1,466	11.3%	1,403	(17,340)	2,384
Income taxes	(209)	557	-	543	(6,935)	1,126
Minority interests	6	1	600.0%	3	5	-
Net income	369	907	40.7%	855	(10,410)	1,257

(3) Revenues for Each Service

(¥ Million)

For the year ended	March 31, 2006	March 31, 2005	Change (%)
Network-Related Services	16,076	15,951	100.8%
Broadcast & Video Distribution Services	27,152	27,831	97.6%
Other	723	605	119.5%
Total	43,952	44,388	99.0%

(¥ Million)

Three months ended	Mar. 31, 2006	Mar. 31, 2005	Change (%)	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005
Network-Related Services	3,878	3,996	97.0%	3,826	4,390	3,980
Broadcast & Video Distribution Services	7,291	7,649	95.3%	6,493	6,395	6,972
Other	247	182	135.7%	218	131	125
Total	11,416	11,829	96.5%	10,538	10,918	11,078

(4) Summary of the Cash Flows Statements

(¥ Million)

For the year ended	March 31, 2006	March 31, 2005
Operating activities (net cash)	22,310	23,298
Income before income taxes	(13,386)	7,402
Depreciation and amortization	21,162	16,934
Extraordinary expenses	16,103	-
Payments for income taxes	(2,695)	(3,847)
Other	1,127	2,808
Investing activities (net cash)	(33,902)	(10,790)
Property and equipment	(19,230)	(11,054)
Business investments	(8,101)	(994)
Financial investments	(6,570)	1,258
Financing activities (net cash)	12,606	(11,871)
Proceeds from short-term borrowings	270	6,170
Repayments of short-term borrowings	(5,270)	(2,200)
Proceeds from long-term borrowings	28,718	5,000
Repayments of long-term borrowings	(8,592)	(11,497)
Payments for redemption of convertible bonds	-	(405)
Payments for dividends	(2,127)	(2,194)
Payments for purchase of treasury stock	(392)	(6,744)
Cash and cash equivalents at beginning of the quarter	2,871	2,233
Cash and cash equivalents at end of the quarter	3,966	2,871

(¥ Million)

Three months ended	March 31, 2006	March 31, 2005	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005
Operating activities (net cash)	4,199	3,265	5,054	4,272	8,784
Income before income taxes	166	1,466	1,403	(17,340)	2,384
Depreciation and amortization	4,130	4,301	4,686	8,082	4,263
Extraordinary expenses	1,903	-	(2)	14,201	-
Payments for income taxes	40,	(0)	(1,628)	31	(1,139)
Other	(2,041)	(2,503)	594	(721)	3,276
Investing activities (net cash)	(10,781)	(4,110)	(12,338)	(8,000)	(2,782)
Property and equipment	(6,487)	(1,999)	(6,394)	(2,012)	(4,335)
Business investments	(3,959)	(28)	(2,935)	(975)	(230)
Financial investments	(334)	(2,083)	(3,007)	(5,012)	1,783
Financing activities (net cash)	7,704	1,343	6,309	3,939	(5,346)
Proceeds from short-term borrowings	70	5,000	-	200	-
Repayments of short-term borrowings	(2,100)	-	-	(170)	(3,000)
Proceeds from long-term borrowings	13,527	1,000	8,368	6,823	-
Repayments of long-term borrowings	(3,710)	(4,116)	(1,082)	(2,716)	(1,082)
Payments for redemption of convertible bonds	-	(405)	-	-	-
Payments for dividends	(82)	(135)	(976)	(197)	(866)
Payments for purchase of treasury stock	-	-	-	-	(392)
Cash and cash equivalents at beginning of the quarter	2,828	2,396	3,777	3,544	2,871
Cash and cash equivalents at end of the quarter	3,966	2,871	2,828	3,777	3,544

3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the year ended March 31, 2006. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- Japan Cablecast Inc.

For the year ended	(¥ Million) March 31, 2006
Revenues	869
Operating income	(1,629)
Ordinary profit	(1,742)
Net income	(1,481)

* Regarding Japan CableCast Inc., due to the sale of all shares held on March 31, 2006, this company was deconsolidated at the end of FY2005.

- JSAT International Inc. (100% ownership)

For the year ended	(¥ Million) March 31, 2006
Revenues	1,293
Operating income	425
Ordinary profit	354
Net income	349

※Regarding JSAT International Inc. (JII), its fiscal year is a period from January to December. JII's operating results include Horizons Satellite Holdings LLC's operating results.

- Satellite Network, Inc. (92% ownership)

For the year ended	(¥ Million) March 31, 2006
Revenues	4,925
Operating income	355
Ordinary profit	328
Net income	206

(2) Affiliate

- SKYPerfect Marketing, Co., Ltd. (49% ownership)

For the year ended	(¥ Million) March 31, 2006
Revenues	2,458
Operating income	(979)
Ordinary Profit	(987)
Net income	(987)

- Pay Per View Japan, Inc. (20% ownership)

For the year ended	(¥ Million) March 31, 2006
Revenues	15,684
Operating income	483
Ordinary Profit	482
Net income	188

4. Outlook for the Year Ending March 31, 2007, under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2007, under Japanese GAAP, is provided below.

	Year ending March 31, 2007
	¥ Million
Revenues	37,400
Operating income	9,000
Ordinary profit	8,100
Net income	4,700
Net operating cash flow	17,000
Earning per share (EPS)	¥ 13,243.45
EBITDA	19,000

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

5. Financial Highlights under US GAAP

JSAT reports operating results for annual and quarterly results based on US and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. US GAAP may differ from Japanese GAAP in material ways. Presented below are summaries of US GAAP financial results for reference purposes. (Figures are rounded off to hundred thousand yen.)

	For the year ended or as of March 31,			
	2006 (Results)	2005 (Results)	Change	2007 (Outlook)
	¥ Million	¥ Million	%	¥ Million
Revenues	42,379	42,883	-1.2%	37,330
Operating income(loss)	(13,878)	7,924	-275.1%	10,130
Net income(loss)	(6,467)	4,518	-243.1%	5,430
Total assets	170,078	159,968	+6.3%	-
Shareholders' equity	83,489	91,392	-8.7%	-
Net operating cash flow	17,049	22,501	-24.2%	-
EBITDA	19,824	24,368	-18.7%	19,600
EBITDA margin	46.78%	56.80%	-10.02 point	52.5%
Earnings(losses) per share(EPS)	(¥18,205.98)	¥12,591.42	-244.6%	¥15,301.4
Dividend per share	¥6,000	¥6,000	-	¥6,000
Weighted average number of shares outstanding	355,205	358,842	-	355,205

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.
4. The amount of year-end dividend for the year ended March 31, 2006, is subject to the approval at the 22nd Ordinary General Meeting of Shareholders scheduled to be held in late June 2006.

Three months ended	Mar 31, 2006	Mar 31, 2005	Change	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005
	¥ Million	¥ Million	%	¥ Million	¥ Million	¥ Million
Revenues	11,032	11,427	-3.5%	10,068	10,553	10,725
Operating Income(loss)	(254)	1,671	-115.2%	(2,241)	(13,591)	2,209
Net Income(loss)	836	1,300	-35.7%	1,428	(10,063)	1,333
Total assets	170,078	159,968	+6.3%	169,152	152,288	158,547
Shareholders' equity	83,489	91,392	-8.6%	83,173	82,243	91,641
Net operating cash flow	(133)	3,051	-104.4%	4,761	3,861	8,560
EBITDA	13,002	6,205	109.5%	7,395	(7,293)	6,720
EBITDA margin	117.9%	54.3%	+63.6 point	73.5%	(65.4%)	62.7%
Earnings(losses) per share (EPS)	¥2,347.76	¥3,457.94	-32.1%	¥4,047.53	(¥28,343.83)	¥3,742.56
Weighted average number of shares outstanding	354,892	375,998	-	355,307	354,893	356,144

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation, impairment loss and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

6. Summary of Consolidated Financial Statements under US GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of March 31, 2006	As of March 31, 2005
Assets		
Current assets	46,435	32,536
Investments, etc.	24,722	19,907
Property and equipment	114,511	102,558
Other assets	9,132	4,950
Total assets	170,078	159,951
Liabilities and shareholders' equity		
Current liabilities	43,112	23,183
Long-term liabilities	43,297	45,191
Minority interests	180	168
Common stock	53,770	53,770
Additional paid-in capital	24,512	34,416
Retained earnings:		
Appropriated for legal reserve		-
Unappropriated	3,599	12,200
Comprehensive income	2,001	950
Treasury stock	(392)	(9,927)
Total shareholders' equity	83,489	91,407
Total	170,078	159,951

(2) Summary of Statements of Income

(¥ Million)

For the year ended	March 31, 2006	March 31, 2005	Change (%)
Revenues	42,379	42,884	-1.2%
Operating expenses	56,257	34,789	+61.7%
Operating income	(13,878)	8,094	-271.5%
Other income (expenses)	2,853	(288)	-1,090.6%
Income before income taxes and minority interests	(11,025)	7,806	-241.2%
Income taxes	4,574	(3,249)	-240.8%
Minority interests	(16)	(35)	-54.3%
Net income	(6,467)	4,522	-243.0%

(¥ Million)

Three months ended	Mar. 31, 2006	Mar. 31, 2005	Change (%)	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005
Revenues	11,032	11,428	-3.5%	10,068	10,553	10,725
Operating expenses	11,286	9,586	+17.7%	12,309	24,144	8,516
Operating income	(254)	1,841	-113.8%	(2,241)	(13,591)	2,209
Other income (expenses)	511	56	812.8%	5,176	(3,169)	334
Income before income taxes and minority interests	257	1,896	-86.4%	2,936	(16,760)	2,542
Income taxes	585	(592)	-198.8%	1,504	(6,699)	1,206
Minority interests	(6)	-	-	(3)	(2)	(4)
Net income	836	1,304	+35.9%	1,428	(10,063)	1,333

(3) Revenues for Each Service

(¥ Million)

For the year ended	Mar 31, 2006	Mar 31, 2005	Change (%)
Network-Related Services	14,526	14,466	+0.4%
Broadcast & Video Distribution Services	27,130	27,811	-2.4%
Other	723	605	19.5%
Total	42,379	42,884	-1.2%

(¥ Million)

Three months ended	March 31, 2006	Mar. 31, 2005	Change (%)	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005
Network-Related Services	3,499	3,599	-2.8%	3,363	4,031	3,633
Broadcast & Video Distribution Services	7,286	7,644	-4.7%	6,487	6,390	6,967
Other	247	182	+35.7%	219	132	125
Total	11,032	11,427	-3.5%	10,068	10,553	10,725

(4) Summary of the Cash Flows Statements

(¥ Million)

For the year ended	March 31, 2006	March 31, 2005
Operating activities (net cash)	17,049	22,603
Net income (loss)	(7,001)	4,522
Depreciation and amortization	20,318	16,081
Other	3,731	1,999
Investing activities (net cash)	(5,441)	(9,641)
Property and equipment	(17,444)	(9,964)
Business investments	(230)	(440)
Financial investments	12,233	764
Other	-	-
Financing activities (net cash)	12,279	(12,325)
Proceeds from short-term borrowings	270	6,170
Repayments of short-term borrowings	(5,270)	(2,200)
Proceeds from long-term borrowings	28,719	5,000
Repayments of long-term borrowings	(8,592)	(11,497)
Payments for dividends	(2,128)	(2,194)
Payments for purchase of treasury stock	0	(6,744)
Other	(720)	(859)
Cash and cash equivalents at beginning of the fiscal year	2,872	2,233
Cash and cash equivalents at end of the fiscal year	27,899	2,872

(¥ Million)

Three months ended	Mar. 31, 2006	Mar. 31, 2005	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005
Operating activities (net cash)	(133)	3,051	4,761	3,861	8,560
Net income(loss)	836	1,300	1,428	(10,063)	1,333
Depreciation and amortization	4,057	4,206	4,569	7,649	4,042
Other	(5,026)	(2,455)	(1,237)	(6,275)	3,186
Investing activities (net cash)	16,480	(3,901)	(11,969)	(7,500)	(2,452)
Property and equipment	(6,394)	(1,107)	(6,373)	(1,856)	(4,344)
Business investments	-	(5)	-	(230)	(230)
Financial investments	22,874	(2,789)	(5,826)	(5,414)	2,122
Other	-	-	-	-	-
Financing activities (net cash)	7,645	1,245	6,233	3,851	(5,452)
Proceeds from short-term borrowings	70	5,000	-	200	-
Repayments of short-term borrowings	(2,100)	-	-	(170)	(3,000)
Proceeds from long-term borrowings	13,527	1,000	8,368	6,823	-
Repayments of long-term borrowings	(3,710)	(4,116)	(1,083)	(2,716)	(1,083)
Payments for dividends	(83)	(135)	(976)	(197)	(871)
Payments for purchase of treasury stock	0	-	-	-	(393)
Other	(59)	(502)	(468)	(88)	(105)
Cash and cash equivalents at beginning of the quarter	2,829	2,326	3,777	3,545	2,872
Cash and cash equivalents at end of the quarter	27,899	2,233	2,829	3,777	3,545

7. Outlook for the Year Ending March 31, 2007, under US GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2007, under the US GAAP, is provided below.

	Year ending March 31, 2006
	¥ Million
Revenues	37,330
Operating income	10,130
Net income	5,430
Earning per share (EPS)	¥ 15,301.4
EBITDA	19,600
EBITDA margin	52.5%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2006
WASH. D.C. 192 SECTION


JSAT
Operating Results for the Year Ended March 31, 2006

Forward-Looking Statements

Statements about the JSAT Group's forecasts, strategies, management policies and objectives in this presentation that are not based on historical facts constitute forward-looking statements. These statements are based on management's assumptions, plans, expectations and judgments in light of information currently available. Actual results are subject to a variety of risks and uncertainties, and may therefore differ materially from forecasts. The primary risks and uncertainties currently envisioned by the JSAT Group include, but are not limited to, the following:

- A decline in demand for the JSAT Group's services;
- A decline in the usage of various services by major customers and volatility in operating results;
- Damage, malfunctions or breakdowns experienced by JSAT Group's communications satellites;
- Failure to launch satellites, insert them in their proper orbits, or delays in launches;
- The inability to establish an effective backup satellite system;
- The inability to conduct business as planned due to the delay or failure to coordinate orbital slots and communication frequencies at the international level;
- The constraints imposed on the Group's businesses by new or revised laws and regulations relevant to the JSAT Group's business and operations;
- Advances in video and audio compression technologies accompanying the digitalization of telecommunications technologies or by other forms of innovation in communications, broadcasting, satellite and other technologies, all of which may affect the Group's operating results;
- The cost of satellites that exceeds budgets due to changes in satellite specifications, currency exchange rates, or insurance market conditions;
- The inability to obtain insurance policies that are economically viable or provide coverage for all types of accidents;
- Difficulty or inability to obtain financing to purchase satellite equipment and facilities;
- The inability to develop new businesses as planned or the failure of these businesses to contribute to operating results;
- We may fail to realize international business alliances or such alliances may not produce the results planned.
- The inability to realize or develop future strategic partnerships in relevant fields or relationships with partner companies as envisioned.
- The inability of businesses run in the U.S. by significant subsidiaries and affiliates to perform as envisioned due to the failure to meet the projected volume of orders in the U.S. market and other factors.
- Changes in economic conditions, such as interest rates and currency exchange rates; and
- Intensifying competition in Japan, Asia, Europe and the U.S. may have an adverse effect on the JSAT Group's financial position or results of operations.

You should keep in mind that any forward - looking statement made by us speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward - looking statement might not occur. Therefore, you should not place undue reliance on any forward - looking statements.

JSAT Corporation

Contents

JSAT Corporation

FY2005 Highlights

Revenues exceeded initial plans and JSAT improved and strengthened its operating base. On the other hand, extraordinary losses were recorded due to the anomaly with the JCSAT-1B communication satellite and realignment of subsidiaries. Measures were taken to expand business in the healthy North American market. JCSAT-9, a successor communication satellite, was launched successfully in April 2006.

- ✓Posted extraordinary loss due to JCSAT-1B communication satellite anomaly
- ✓Posted extraordinary loss on transfer of JC-HITS business
- ✓Expanded North American business (made progress with Horizons-2 satellite project)
- ✓Plan to pay an annual dividend of ¥6,000 per share, the same as FY2004
- ✓Successfully launched JCSAT-9 on April 13

Analysis of FY2005 Consolidated Operating Results

JSAT Corporation

For the Year ended or as of March 31,

	2006 (Results)	2005 (Results)	Comps	2006 (Outlook)
Revenues	**43,952**	44,388	99.0%	42,200
Operating expenses	**41,315**	36,325	113.7%	-
(Depreciation)	**(20,793)**	(16,934)	122.8%	-
Operating income	**2,636**	8,063	32.7%	4,400
Ordinary profit	**2,309**	7,512	30.7%	3,700
Net income	**(7,928)**	4,077	-	2,100
Net operating cash flow	**22,310**	23,298	95.8%	17,600
Earnings per share	**(22,320.52)**	11,223.68	-	5,861.96
EBITDA	**19,219**	24,974	77.0%	21,000
EBITDA margin	**43.7%**	56.3%	△12.6 point	

* These Financial results and data are based on Japanese GAAP.

Analysis of FY2005 Consolidated Operating Results

JSAT Corporation

Main Factors

[Main Positive Factors]
- Increased use of Horizons-1 services
- Increased revenues from acquisition of new contracts with Japanese government

[Main Negative Factors]
- Expiry of NTT Group contracts and decrease in continued use
- Bandwidth reductions by certain customers

[Main Positive Factor]
- Decline in communication satellite in-orbit insurance premiums

[Main Negative Factor]
- Increase in depreciation and amortization expenses associated with a review of risk management policies

[Main Positive Factor]
- Foreign exchange gain

[Main negative factor]
- Impact of equity in losses of affiliated companies

[Main Positive Factor]
- Insurance settlement related to the JCSAT-1B satellite anomaly and other items

[Main Negative Factors]
- Booked extraordinary losses related to the JCSAT-1B satellite anomaly and other items
- Booked extraordinary losses related to the transfer of all shares of JSAT subsidiary Japan CableCast Inc. and equipment used in the JC-HITS business

[Main Positive Factors]
- Decrease in payments for income taxes
- Insurance settlement related to the JCSAT-1B satellite anomaly

[Main Negative Factors]
- Impact of Cancellation fees from NTT Communications in FY2004
- Expenses related to satellite replacement due to JCSAT-1B satellite anomaly.

* These Financial results and data are based on Japanese GAAP.

▸ Revenues for Each Service

JSAT Corporation

(Millions of Yen)	Mar 2006	For the year ended Comps.	Mar 2005	YoY
Network-Related Services	16,076	36.6%	15,951	100.8%
Broadcast & Video Distribution Services	27,152	61.8%	27,831	97.6%
Other Services	723	1.6%	605	119.5%
Total	43,952	100.0%	44,388	99.0%

* These Financial results and data are based on Japanese GAAP.

Current situation of each service

Network-Related Services	[Main Positive Factors] ・Contribution to revenues from increased use of Horizons-1 services ・Acquisition of new contracts with Japanese government ・Impact of certain temporary projects [Main Negative Factors] ・Expiry of NTT Group contracts and decrease in continued use ・Bandwidth reductions and contract cancellation related to corporate communications
Broadcast & Video Distribution Services	[Main Positive Factor] ・Contributions to earnings from growth in the number of cable TV operators adopting the JC-HITS service [Main Negative Factors] ・Impact of temporary projects in FY2004 ・Bandwidth reductions and contract cancellations by certain customers

▸ Cash Flow Data

JSAT Corporation

	For the Year ended Mar. 2006	Mar. 2005
Operating activities (net cash)	22,310	23,298
Income before income taxes	Δ13,386	7,402
Depreciation and amortization	21,162	16,934
Extraordinary losses	16,103	-
Payments for income taxes	Δ2,695	Δ3,847
Other	1,127	2,808
Investing activities (net cash)	Δ33,902	Δ10,790
Property and equipment	Δ19,230	Δ11,054
Business investments	Δ8,101	Δ994
Financial investments	Δ6,570	1,258
Financing activitiés (net cash)	12,606	Δ11,871
Proceeds form short-term borrowings	270	6,170
Repayments of short-term borrowings	Δ5,270	Δ2,200
Proceeds form long-term borrowings	28,718	5,000
Repayments of long-term borrowings	Δ8,592	Δ11,497
Payments for redemption of convertible bonds	-	Δ405
Payments for purchase of treasury stock	Δ392	Δ6,744
Dividends paid	Δ2,123	Δ2,179
Dividends paid to minority shareholders	Δ4	Δ15
Cash and cash equivalents at beginning of year	2,871	2,233
Cash and cash equivalents at end of year	3,966	2,871

Main Factors in Operating Cash Flow:

[Main Positive Factors]
- Decrease in payments for income taxes ¥1,151 mil.
- Insurance settlement related to the JCSAT-1B satellite anomaly ¥1,061 mil.

[Main Negative Factors]
- Impact of cancellation fees from NTT Communications in FY2004 ¥2,047 mil.
- Expenses related to satellite replacement due to JCSAT-1B satellite anomaly ¥1,135 mil.

Major Investments in Property and Equipment:
- Satellite ¥15,652 mil.
- JC-HITS ¥2,704 mil.

Total Borrowings as of March 31, 2006:
- Short-term borrowings ¥270 mil.
- Long-term borrowings ¥50,286 mil.
- Bonds ¥19,592 mil.

Total ¥70,148 mil.

YoY: Up approx. ¥15.2 bil.

* These Financial results and data are based on Japanese GAAP.

Operating Results of Major Subsidiaries and Affiliates

JSAT Corporation

(Millions of Yen)	Revenues	Operating income	Ordinary profit	Net income
Japan CableCast Inc.	869	△ 1,629	△ 1,742	△ 1,481
JSAT International Inc. (100% ownership)	1,293	425	354	349
Satellite Network, Inc. (92% ownership)	4,925	355	328	206
SKY Perfect Marketing, Co., Ltd. (49% ownership)	2,458	△ 979	△ 987	△ 987
Pay Per View Japan, Inc. (20% ownership)	15,684	483	482	188

* Figures for JSAT International Inc. (JII) are for the year from January to December. JII's operating results include Horizons Satellite Holdings LLC's operating results.
* Japan CableCast Inc.'s operating results include the impact of the consolidated taxation system.
* Regarding Japan CableCast Inc., due to the sale of all shares held on March 31, 2006, this company was deconsolidated at the end of FY2005.

* These Financial results and data are based on Japanese GAAP.

Outlook for FY2006

JSAT Corporation

Consolidated

For the Year Ending or Ended

(Millions of Yen)	Mar. 2007 (Outlook)	Mar. 2006 (Results)	Mar. 2005 (Results)
Revenues	**37,400**	43,952	44,388
Operating income	**9,000**	2,636	8,063
Ordinary profit	**8,100**	2,309	7,512
Net income	**4,700**	(7,928)	4,077
Net operating cash flow	**17,000**	22,310	23,298
Earnings per share	**13,243.45**	(22,320.52)	11,223.68
EBITDA	**19,000**	19,219	24,974

* These Financial results and data are based on Japanese GAAP.

Outlook for FY2006

	Major Changes
[illegible]	[Main Positive Factor] ·Increased use of global services [Main Negative Factors] ·Expiry of NTT Group contracts and large decrease in continued use ·Bandwidth reductions and contract cancellations by certain customers
[illegible]	[Main Positive Factors] ·Decrease in depreciation ·Cost savings
[illegible]	[Main Positive Factor] ·Reflects extraordinary losses in FY2005
[illegible]	[Main Negative Factor] ·Decrease in revenues

* These Financial results and data are based on Japanese GAAP.

JSAT Corporation

Key Issues for FY2006

➢ **Focus on markets where satellites can exert their advantages (four core businesses)**

(1) Broadcasting and multi-channel services:

Strengthen links with SKY PerfecTV!, increase subscribers (SKY Perfect Marketing) and make advance high-definition television broadcasting services

(2) Global services:

Quickly expand sales of JCSAT-9 services and conduct preliminary marketing activities for Horizons-2 to strengthen core revenue base

Asian C-band market, North American Ku-band market (Horizons-1&2)

(3) Public sector:

Local governments, Japanese government institutions, bridge the "digital divide" using satellite Internet connections; medical care in remote areas

(4) Mobile communications:

Maritime broadband, Japanese government institutions

➢ **Smooth roll-out of services with launch of JCSAT-9 and JCSAT-10**

JSAT Corporation

Key Actions for FY2006 and Beyond (1)

(FY2006~FY2008)

JSAT Corporation

➢**Maintain and improve core revenue base**

Focus on and develop domains of 4 core businesses

➢**Develop growth domains**

New broadcasting domains/new business models

Mobile ubiquity

Satellite peripheral domains

Key Actions for FY2006 and Beyond (2)

(FY2006~FY2008)

JSAT Corporation

Maintain and improve core revenue base and take initiatives in growth domains

Non-connection

Broadcasting domain

Mobile ubiquity

Satellite peripheral domains

Connection sales

Existing business domains

Satellite connection sales

Satellite

Non-satellite

Growth drivers

(1)Broadcasting domain
Development of new service functions and business models

(2)Mobile ubiquity

(3)Satellite peripheral domains

\+

Core revenue base

Boost revenues in markets where satellites can exert their advantages (four core businesses: broadcasting and multi-channel services, global services, public sector, mobile communications)

Key Actions for FY2006 and Beyond (3)

(FY2006~FY2008)

JSAT Corporation

JSAT Development Vision

Key markets where satellites can exert their advantages

Broadcasting-related

Telecommunications-related

New broadcasting domains/ new business models

Mobile ubiquity

Satellite peripheral domains

New growth domains

dcasting and channel servi

lobal service

ublic sector

Mobile communicatio

Core revenue base

- Strengthen links with SKY PerfecTV/
- Increase subscribers (SKY Perfect Marketing)
- Offer HDTV broadcasting services
- Re-transmission of terrestrial digital broadcasts

- North American Ku-band services market (Horizons-1&2)
- Asian C-band market

- Local governments
- Japanese government institutions
- Bridge the digital divide
- Medical care in remote areas

- Maritime broadband
- Video reception services
- Internet
- Intranet

Solutions

Satellite connections

Fleet Plan

JSAT Corporation

Fleet Plan

JCSAT-9

Launch: April 13, 2006
Orbital position: N-STARa orbital position (132°E)
Currently conducting payload in orbit tests

JCSAT-10

Launch: Between summer and fall 2006
Orbital position: JCSAT-3 orbital position (128°E)

JCSAT-11

Launch: Second half of 2007
Orbital position: JCSAT-R orbital position

Horizons-2

Launch: Summer 2007
Orbital position: Over North America 74°W

* Planned capital expenditures for FY2006: Approx. ¥24.0 bil.

* Current Fleet (As of April 30, 2006)

Horizons-1 (127° W)
36,000km
JCSAT-4A (124° E)
JCSAT-3 (128° E)
JCSAT-1B (150° E)
N-STARb (136° E)
JCSAT-2A (154° E)
JCSAT-110 (110° E)
JCSAT-R (Backup)
N-STARa (132° E)

* JCSAT-9 (successor to N-STARa) was launched on April 13 and is currently undergoing payload in orbit tests

Reference: Joint JSAT-PanAmSat Satellite Business

JSAT Corporation

North American Business

- Outlook for continued firm growth of vibrant demand for Ku-band services in North America
- Horizons-1 business profitable in the second year of service
- Horizons-2, the second satellite jointly owned with PanAmSat, is scheduled for launch in the second half of FY2007


Horizons-1
127° West
Over San Francisco
Horizons-2
74° West
Over New York

Reference: Remote Medical Services Using Satellite Internet (Trial)

JSAT Corporation

Remote medical services network linking from Asahikawa Medical College hospital, to the hospital in regions lacking broadband infrastructure (trial)

Hybrid network of satellite and terrestrial communications services


JCSAT
Satellite Connection
Asahikawa Medical College Hospital
Optical fiber connection
Internet
Gateway
JSAT Yokohama Satellite Control Center
Hospital A
Hospital B
Optical fiber/ ADSL connection
Satellite connection

JSAT Corporation

Reference: Measures to Bridge the "Digital Divide"

~Combining satellite, wireless (FWA system) and fixed line communications~

Service Diagram

Service:
Combine satellite, wireless (FWA system), and fixed line infrastructure to provide services that bridge the "digital divide"

Target markets:
Local governments and companies in regions lacking broadband infrastructure

* FWA: Fixed Wireless Access


Island A
JCSAT
Satellite + Wireless (FWA system)
Internet
Island B
Satellite + Fixed line

JSAT Corporation

Reference: Quarterly Results

Quarterly Results

(Millions of Yen)	June 2005	Sep 2005	Dec 2005	Mar 2006
	For three months ended			
Revenues	11,078	10,918	10,528	11,416
Operating Income	2,482	(2,576)	1,156	1,573
Ordinary profit	2,384	(3,214)	1,382	1,757
Net Income	1,257	(10,410)	855	369
Net operating cash flow	8,747	4,792	5,054	4,199
Earnings per share	3,530.04	(29,335.13)	2,411.62	1,040.89
EBITDA	6,819	1,727	6,203	4,469
EBITDA margin	61.6%	15.8%	58.9%	39.2%

Revenues for Each Service

(Millions of Yen)	June 2005	Sep 2005	Dec 2005	Mar 2006
	For three months ended			
Network-Related Services	3,980	4,390	3,826	3,878
Broadcast & Video Distribution Service	6,972	6,395	6,493	7,291
Other Services	125	131	218	247
Total	11,078	10,918	10,538	11,416

* These Financial results and data are based on Japanese GAAP.

JSAT Corporation

▸ Reference: Quarterly Cash Flow Data

(Millions of Yen)	June 2005	Sep 2005	Dec 2005	Mar 2006
	For three months ended			
Operating activities (net cash)	8,784	4,372	5,054	4,199
Income before income taxes	2,384	△17,340	1,403	166
Depreciation and amortization	4,263	8,082	4,686	4,130
Extraordinary losses	-	14,201	△2	1,903
Payments for income taxes	△1,139	31	△1,628	40
Other	3,276	△721	594	△2,041
Investing activities (net cash)	△2,782	△8,000	△12,338	△10,781
Property and equipment	△4,335	△2,012	△6,394	△6,487
Business investments	△230	△975	△2,935	△3,959
Financial investments	1,783	△5,012	△3,007	△334
Financing activities (net cash)	△5,346	3,939	6,309	7,704
Proceeds form short-term borrowings	-	200	-	70
Repayments of short-term borrowings	△3,000	△170	-	△2,100
Proceeds form long-term borrowings	-	6,823	8,368	13,527
Repayments of long-term borrowings	△1,082	△2,716	△1,082	△3,710
Payments for purchase of treasury stock	△392	-	-	-
Dividends paid	△866	△197	△976	△82
Dividends paid to minority shareholders	△4	-	-	-
Cash and cash equivalents at beginning of year	2,871	3,544	3,777	2,828
Cash and cash equivalents at end of year	3,544	3,777	2,828	3,966

* These Financial results and data are based on Japanese GAAP.


JSAT

JSAT Corporation

If you have any questions, please contact:
Corporate Communications & Investor Relations Division

TEL +81-3-5219-7778
FAX +81-3-5219-7876
E-Mail: investors@jsat.net

These statements are based on the Group's own forecasts in light of information currently available. Market conditions faced by the JSAT Group are highly volatile, reflecting rapid technological innovation, shifts in customer needs, economic conditions, and other factors. Therefore, actual results may differ materially from information in this presentation. Accordingly, JSAT urges readers not to place undue reliance on the forecasts presented in these materials.


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May 12, 2006
JSAT Corporation

JSAT Announces Personnel Appointments

JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") announced that at a meeting held today, the Board of Directors decided to propose the following personnel appointments.

Please note that the appointment of directors and corporate auditors named below is subject to official approval by the Ordinary General Meeting of Shareholders to be held on June 27, 2006. On the same day, the Board of Directors will decide on the representation rights and posts of each director.

1. Directors and Corporate Auditors (to be appointed on June 27, 2006)

1) Candidates for new directors:

Director: Yutaka Nagai
Director (outside): Masaki Mitsumura
Director (outside): Seiichi Morimoto
Director (outside): Katsuhiko Oizumi

2) Candidates for reappointment to directorships:

President & CEO (Representative Director): Kiyoshi Isozaki
Director: Masanori Akiyama
Director: Yoichi Iizuka
Director (outside): Iwao Nakatani
Director (outside): Kohei Manabe

3) Candidate for new corporate auditor:

Corporate auditor (outside): Kazuaki Takada

4) Retiring directors:
Director (outside): Mamoru Ishida
Director (outside): Shigeru Ohashi

5) Retiring corporate auditor:
Corporate auditor (outside): Nobuyuki Kaneko

Directors and Corporate Auditors (to be appointed on June 27)

Post	Name	Reappointment or new appointment of director or corporate director
President & CEO (Representative Director)	Kiyoshi Isozaki	Reappointment
Director	Masanori Akiyama	Reappointment
Director	Yoichi Iizuka	Reappointment
Director	Yutaka Nagai	New appointment
Director (non-executive)	Iwao Nakatani	Reappointment
Director (non-executive)	Kohei Manabe	Reappointment
Director (non-executive)	Masaki Mitsumura	New appointment
Director (non-executive)	Seiichi Morimoto	New appointment
Director (non-executive)	Katsuhiko Oizumi	New appointment
Corporate auditor	Shoichi Kameyama	--
Corporate auditor	Masataka Hattori	--
Corporate auditor (non-executive)	Toshiaki Katsushima	--
Corporate auditor (non-executive)	Kazuaki Takada	New appointment

Mr. Kazuaki Takada will serve for a one-year period, since he is an alternate candidate appointed in place of Corporate Auditor Nobuyuki Kaneko.

2. Executive Officers (to be appointed on June 27, 2006)

The following executive officers are scheduled to be appointed at a meeting of the Board of Directors to be held immediately after the Ordinary General Meeting of Shareholders on June 27, 2006. Please note that JSAT has created the new posts of senior managing executive officer and managing executive officer.

Executive Officers (to be appointed on June 27)

Post	Name	Reappointment or new appointment of executive officer
President & CEO (Representative Director)	Kiyoshi Isozaki	Reappointment
Director, Senior Managing Executive Officer	Masanori Akiyama	Reappointment (promotion)
Director, Managing Executive Officer	Yoichi Iizuka	Reappointment (promotion)
Director, Managing Executive Officer	Yutaka Nagai	Reappointment (promotion)
Senior Executive Officer	Masanao Tanase	Reappointment
Senior Executive Officer	Hiroo Sumitomo	Reappointment (promotion)
Executive Officer	Yasuo Okuyama	Reappointment
Executive Officer	Osamu Kato	Reappointment
Executive Officer	Yuichiro Nishio	Reappointment
Executive Officer	Kiyoshi Ogawa	Reappointment
Executive Officer	Hideaki Kido	Reappointment
Executive Officer	Toru Mizoguchi	New appointment


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JSAT Corporation

JSAT Announces Cancellation of Issuance of Stock Acquisition Rights as Stock Options

JSAT Corporation ("JSAT") announced that the Board of Directors, in a meeting held today, decided to cancel certain issuance of stock acquisition rights as stock options. The issuance of certain stock acquisition rights was approved at JSAT's 21st Ordinary General Meeting of Shareholders on June 28, 2005 pursuant to Article 280-20 and 280-21 of the Commercial Code of Japan. The resolution called for issuance of stock acquisition rights for up to 1,500 shares of JSAT common stock to directors, executive officers and certain employees of JSAT, as well as directors and certain employees of JSAT's subsidiaries.


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JSAT Corporation

JSAT Announces Amount of Stock Option Compensation to Directors and Other Details

JSAT Corporation ("JSAT") wishes to serve notice that the Board of Directors, in a meeting held today, resolved to submit a proposal at JSAT's 22nd Ordinary General Meeting of Shareholders scheduled on June 27, 2006, regarding the amount of compensation to be issued of stock acquisition rights as stock options to directors and other details, as follows.

Rationale

Stock acquisition rights as stock options are being issued with the exercise price in principle set equal to the fair value at the time of issuance, to provide further incentive and motivation for key personnel to deliver improved operating results of the JSAT Group over the long term and enhance shareholder-driven management. The details and the amount of the issuance of stock acquition rights as stock options to be issued are as follows.

Before the enactment of the Japanese Corporate Law (Law No. 86, 2005), the issuing of stock options under especially favorable terms to non-shareholders was subject to approval by a special resolution of JSAT's Ordinary General Meeting of Shareholders. However, the revised Corporate Law stipulates that stock options issued to directors and corporate auditors through issuance of stock acquisition rights shall be treated as compensation. JSAT is therefore seeking shareholder approval for the details of stock option compensation to directors.

Bill to be Proposed

1. The amount of compensation to be granted as stock options through the issuance of stock acquisition rights

JSAT's Board of Directors seeks approval for the annual provision of stock acquisition rights worth approximately ¥30 million as compensation to directors. Currently, there are seven directors. Once the proposed appointment of directors

is approved at the Ordinary General Meeting of Shareholders on June 27, 2006, the number will increase to nine directors. On June 14, 2000, the 16th Ordinary General Meeting of Shareholders approved annual compensation of up to ¥350 million for directors, a decision that is still current. The proposal being put forward this time seeks approval for an additional compensation package involving stock options, which will be granted separately from regular compensation. As in the past, directors' compensation excludes salary paid to employees serving concurrently as directors.

2. Details of stock options to be issued upon exercise of stock acquisition rights

(1) Type and number of shares to be issued

Number of stock acquisition rights: Up to 300 stock acquisition rights can be issued within one year from the date of the Ordinary General Meeting of Shareholders of each fiscal year.

Type and number of shares: Up to 300 shares of JSAT's common stock can be issued upon exercise of stock acquisition rights issued within one year from the date of the Ordinary General Meeting of Shareholders of each fiscal year.

Each stock acquisition right shall entitle eligible persons to subscribe for one share of common stock.

Adjustments will be made to the number of shares to be issued in the event of a corporate merger, demerger, stock split, or reverse stock split, and other conditions under which JSAT deems it necessary to make such adjustments.

(2) Exercise price of stock acquisition rights

The exercise price of the stock acquisition rights shall be determined by multiplying (a) the price paid per share issued (the "exercise price") as stipulated below and (b) the number of shares per one stock acquisition right as stipulated in (1) above .

The exercise price shall be 1.05 times the average daily closing price, excluding non-trading days, of JSAT common stock in regular transactions on the Tokyo Stock Exchange,Inc. during the calendar month immediately prior to the date that the stock acquisition rights were issued

(the "date of issuance"). Any fraction of less than one yen shall be rounded up to the nearest yen. However, if the exercise price is lower than the closing price quoted one day before the date of the issuance (the most recent price if there is no transaction), the latter shall apply. Adjustments will be made to the exercise price in the event of a public offering, corporate merger, demerger, stock split, reverse stock split, and other conditions under which JSAT deems it necessary. In this case as well, any fraction shall be rounded up to the nearest yen.

(3) Exercise period for the stock acquisition rights

To be determined. The exercise period shall be no longer than five years from the date of issuance.

(4) Limits on the acquisition of stock acquisition rights by transfer

Stock acquisition rights may be transferred only with the approval of JSAT's Board of Directors.


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JSAT Corporation

Delegation of Authority to the Board of Directors to Set Terms for the Issuance of Stock Acquisition Rights as Stock Options

(Issuance of Stock Acquisition Rights (Stock Options) under especially favorable Terms Pursuant to Articles 236, 238, and 239 of the Japanese Corporate Law)

JSAT Corporation ("JSAT") wishes to serve notice that the Board of Directors, in a meeting held today, approved a resolution to submit a proposal at JSAT's 22nd Ordinary General Meeting of Shareholders scheduled on June 27, 2006, regarding the issuance of stock acquisition rights as stock options under especially favorable conditions to executive officers and certain employees of JSAT as well as directors and certain employees of JSAT's subsidiaries, pursuant to Articles 236, 238, and 239 of the Japanese Corporate Law. Details are as follows.

Proposal at the Ordinary General Meeting of Shareholders: Delegation of Authority to the Board of Directors to Set Terms for the issuance of stock acquisition rights as stock options.

Pursuant to Articles 236, 238, and 239 of the Japanese Corporate Law, JSAT requests approval to issue stock acquisition rights under especially favorable terms to executive officers and certain employees of JSAT as well as directors and certain employees of JSAT's subsidiaries, based on the following conditions.

1. Reasons why it is necessary to issue stock acquisition rights under especially favorable conditions

Stock acquisition rights as stock options are being issued *in gratis* to certain employees of JSAT, including executive officers, as well as to directors and certain employees of JSAT's subsidiaries, to provide further incentive and motivation for key personnel to deliver improved operating results for the JSAT Group over the long term and enhance shareholder-driven management.

2. Contents and maximum number of stock acquisition rights in respect of which the Board of Directors will be authorized to set terms for the issuance under the proposed resolution of the Ordinary General Meeting of Shareholders

(1) Maximum number of stock acquisition rights for which the Board of Directors will be authorized to set terms for the issuance: Up to 1,200 units under the conditions stipulated in paragraph (3) below.

(2) The stock acquisition rights the issuance of which the Board of Directors are authorized to set terms will require no monetary payment upon issuance.

(3) Details of stock acquisition rights:

a. Type and number of shares under stock acquisition rights

Shares of JSAT's common stock will be issued upon exercise of stock acquisition rights. Each stock acquisition right shall entitle eligible persons to subscribe for one share of common stock. However, adjustments will be made to the number of shares in the event of a corporate merger, company spin-off, stock split, reverse stock split, and other conditions which JSAT deems necessary to make such adjustments.

b. Exercise price of stock acquisition rights

The exercise price for the exercise of a stock acquisition right shall be determined by the price paid per share issued (the "exercise price") upon exercise of stock acquisition rights, as defined below.

The exercise price shall be 1.05 times the average daily closing price, excluding non-trading days, of JSAT common stock in regular transactions on the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the date that the stock acquisition rights were issued (the "date of issuance"). Any fractions of less than one yen shall be rounded up to the nearest yen. However, if the exercise price is lower than the closing price quoted one day before the date of issuance, the latter shall apply.

If JSAT conducts a stock split or reverse stock split after the date of issuance, the exercise price shall be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

In addition, if JSAT issues new common shares or disposes of common shares held by JSAT at a price below the market price of the common shares after the date of issuance, the exercise price shall

be adjusted in accordance with the following formula, with any fraction of less than one yen rounded up to the nearest yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares issued} + \frac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Market price per share}}}{\text{Number of outstanding shares issued} + \text{Number of newly issued shares}}$$

The formula does not apply to (1) the sale of shares held by JSAT in accordance with Article 194 of the Japanese Corporate Law (i.e., shareholder requests to sell and transfer shares in quantities less than the trading unit), (2) the transfer of shares held by JSAT in accordance with Article 5-2 of the supplemental provisions to the "Law Regarding the Partial Amendments, etc. to the Commercial Code, etc." (Law No. 79, 2001), or (3) conversion or exercise of securities convertible or due to be converted into JSAT common stock or stock acquisition rights (including corporate bonds with stock acquisition rights) that can be exercised to acquire JSAT common shares.

c. Exercise period for the stock acquisition rights

From July 1, 2007 to June 30, 2011

d. Matters regarding capital and capital reserves that will increase when shares are issued upon by the exercise of stock acquisition rights

i. The increase in capital upon the exercise of stock acquisition rights will be half of the maximum on increase of capital, etc. calculated in accordance with Article 40, No.1 of the Corporate Calculation Rules, with any fraction of less than one yen rounded up to the nearest yen.

ii. The increase in capital reserves by the exercise of stock acquisition rights will be determined by subtracting the increase in capital from the maximum amount allowed as defined in (i) above.

e. Restriction on the transfer of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the Board of Directors.

f. JSAT's acquisition of stock acquisition rights

i. JSAT may acquire stock acquisition rights *in gratis* if the Ordinary General Meeting of Shareholders approves (1) a merger agreement under which JSAT is to be the company to be dissolved in the merger or (2) a share exchange or share transfer proposal under which JSAT will be a wholly-owned subsidiary.

ii. JSAT may acquire stock acquisition rights *in gratis* if a holder of stock acquisition rights is unable to satisfy the conditions for the exercise of his or her stock acquisition rights.

g. In the event of a merger (but only if JSAT will be dissolved), an absorption-type demerger, incorporation-type demerger, or a share exchange or a share transfer (a "corporate reorganization"), JSAT will offer stock acquisition rights to subscribe for shares of the new or surviving company specified by Article 236, No.1, Items 8-1,-2,-3 of the Japanese Corporate Law to holders of stock acquisition rights who own the outstanding stock acquisition rights ("remaining stock acquisition rights") effective at the time of the corporate reorganization, according to the conditions stated below.

Please note that in the events described above, the remaining stock acquisition rights will be terminated and will be replaced by new stock acquisition rights to be issued by the new or surviving company that is established by the corporate reorganization. However, this will only apply if the offering of stock acquisition rights by the new or surviving company is stipulated in the agreements for an absorption - type merger, incorporation-type merger, or share exchange, or in the plan prepared for an incorporation-type demerger or share transfer.

i. Number of stock acquisition rights to be issued by the new or surviving company

The same number of the remaining stock acquisition rights owned by each holder of stock acquisition rights at the time of the corporate reorganization.

ii. Type of shares of the new or surviving company under the stock acquisition rights

Shares of the new or surviving company's common stock

iii. Number of shares of the new or surviving company to be issued under the stock acquisition rights

To be decided according to Item (a) above upon consideration of the conditions and other requirements of the corporate reorganization.

iv. Exercise price of the stock acquisition rights

The exercise price of the stock acquisition right shall be determined by multiplying (1) the amount of payment adjusted in consideration of the conditions and other requirements of the corporate reorganization with (2) the number of shares under stock acquisition rights as stated in (iii).

v. Exercise period for the stock acquisition rights

The exercise period commences from the starting date on which stock acquisition rights can be exercised as stated in Item (c) above or the effective date of corporate reorganization, whichever is later. The expiration date is the same as the date of expiry as stated in Item (c) above.

vi. Matters regarding capital and capital reserves that will increase when shares are issued upon the exercise of stock acquisition rights

To be decided according to Item (d) above.

vii. Restriction on the transfer of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the new corporation.

viii. Acquisition of stock acquisition rights

To be decided according to Item (f) above.